SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

StoneMor Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

86184W106
(CUSIP Number)

Axar Capital Management, LP

1330 Avenue of the Americas, 30th Floor

New York, NY 10019

(212) 356-6130

With a copy to:

Stuart D. Freedman, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☒

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 72,804,944
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 72,804,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 72,804,944
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.81%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 72,804,944
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 72,804,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 72,804,944
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.81%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 72,804,944
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 72,804,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 72,804,944
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.81%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 12 (“Amendment No. 12”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on August 1, 2018 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on September 28, 2018 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on October 29, 2018 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on February 5, 2019 (“Amendment No. 4”), Amendment No. 5 filed with the SEC on May 1, 2019 (“Amendment No. 5”), Amendment No. 6 filed with the SEC on June 28, 2019 (“Amendment No. 6”), Amendment No. 7 filed with the SEC on October 29, 2019 (“Amendment No. 7”), Amendment No. 8 filed with the SEC on October 31, 2019 (“Amendment No. 8”), Amendment No. 9 filed with the SEC on January 2, 2020 (“Amendment No. 9”), Amendment No. 10 filed with the SEC on April 3, 2020 (“Amendment No. 10”) and Amendment No. 11 filed with the SEC on May 27, 2020 (“Amendment No. 11” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and this Amendment No. 12, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of StoneMor Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 12 shall have the meanings set forth in the Schedule 13D. This Amendment No. 12 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Funds for the purchase of the shares of Common Stock reported herein were derived from general working capital of the Axar Vehicles. In order to acquire the 60,750,149 shares of Common Stock reported herein, a total of (i) approximately $41,778,867 was paid to acquire the Purchased Units which converted in the C-Corporation Conversion into shares of Common Stock reported herein, (ii) approximately $63,731,862 was paid for shares of Common Stock reported herein and (iii) $8,800,000 was paid to acquire the 176 shares of Axar Preferred Stock exchanged for shares of Common Stock reported herein.

Item 3 of Amendment No. 8 is hereby amended and restated as follows:

Funds for the purchase of the Common Units reported herein were derived from general working capital of the Axar Vehicles. A total of approximately $55,531,862 was paid to acquire the Common Units reported herein. In addition, approximately $41,778,867 was paid for the Purchased Units that were not redeemed by the Issuer.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On June 19, 2020, the Investment Manager, the Axar Vehicles and the Issuer completed the previously announced purchase by the Axar Vehicles of a total of 23,287,672 shares of Common Stock, consisting of (i) 11,232,877 shares of Common Stock for an aggregate cash purchase price of $8,200,000 (or $0.73 per share of Common Stock) and (ii)

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 6 of 8 Pages

12,054,795 shares of Common Stock in exchange for the surrender of one hundred seventy-six (176) shares of Axar Preferred Stock (an exchange ratio of 68,493.15 shares of Common Stock for each share of Axar Preferred Stock surrendered), in each case, pursuant to the Common Stock Purchase Agreement.

Further, pursuant to the Common Stock Purchase Agreement, the Issuer, the Investment Manager, the Axar Vehicles and the other parties listed on the signature pages to the Registration Rights Agreement amended the Registration Rights Agreement on June 19, 2020 (the “Registration Rights Agreement Amendment”) to grant customary registration rights to the Axar Vehicles with respect to the shares of Common Stock acquired pursuant to the Common Stock Purchase Agreement.

The foregoing description of the Registration Rights Agreement Amendment does not purport to be complete and is qualified in its entireties by reference to the full text of the Registration Rights Agreement Amendment, which is attached as Exhibit 19 to this Schedule 3D and is also incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)	The percentages used in this Schedule 13D are calculated based upon 117,794,520 shares of Common Stock outstanding, which is the sum of (i) 94,506,848 shares of Common Stock reported to be outstanding as of May 13, 2020 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the SEC on May 15, and (ii) 23,287,672 shares of Common Stock issued pursuant to the Common Stock Purchase Agreement.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by each of the Reporting Persons.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On June 19, 2020, the Reporting Persons purchased a total of 23,287,672 shares of Common Stock, consisting of (i) 11,232,877 shares of Common Stock for an aggregate cash purchase price of $8,200,000 (or $0.73 per share of Common Stock) and (ii) 12,054,795 shares of Common Stock in exchange for the surrender of one hundred seventy-six (176) shares of Axar Preferred Stock (an exchange ratio of 68,493.15 shares of Common Stock for each share of Axar Preferred Stock surrendered) (in each case, excluding commissions and fees). Other than as set forth in this Item 5(c), there have been no transactions in the shares of Common Stock effected by the Reporting Persons since the filing of Amendment No. 11.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 7 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 19:	Amendment to Registration Rights Agreement.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 23, 2020

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD